Filed pursuant to Rule 424(b)(3) Registration No. 333-207965

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 12, 2016)

Up to $6,799,771.30 of Shares

Common Stock

This prospectus supplement updates and amends certain information contained on the cover page of the prospectus, dated January 12, 2016 (the “2016 prospectus”) relating to the offer and sale of shares of our common stock through Cowen and Company, LLC (“Cowen”), as our exclusive sales agent for an “at the market offering” program (“ATM Program”). In accordance with the terms of the sales agreement, dated November 12, 2015, we may offer and sell up to a maximum of $40,000,000 of shares of our common stock from time to time through Cowen as our sales agent. Of this amount, at March 16, 2017, $40,000,000 remains available for issuance under the ATM Program. This prospectus supplement should be read in conjunction with the 2016 prospectus, and is qualified by reference to the 2016 prospectus, except to the extent that the information presented herein supersedes the information contained in the 2016 prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the 2016 prospectus, including any amendments or supplements thereto.

Through March 15, 2017, we have not sold shares of our common stock through Cowen under the sales agreement. We are filing this prospectus supplement to amend the 2016 prospectus because we are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the 2016 prospectus are a part. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the sales agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $6,799,771.30 from time to time through Cowen. If our public float increases such that we may sell additional amounts under the sales agreement and the registration statement of which this prospectus supplement and the 2016 prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on The NASDAQ Capital Market under the symbol “PRTO.” On March 15, 2017, the last reported sale price of our common stock on The NASDAQ Global Market was $1.70 per share. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $20,399,313.90, which was calculated based on 9,713,959 shares of our common stock outstanding held by non-affiliates and at a price of $2.10 per share, the closing price of our common stock on January 25, 2017, a date that is within 60 days of filing this prospectus supplement. As of the date hereof, we have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Investing in our common stock involves significant risks. See “Risk Factors” beginning page 4 of the 2016 prospectus and under the heading “Risk Factors” included in our most recent annual report on Form 10-K and in our most recent quarterly report on Form 10-Q, and any amendments thereto, which are incorporated by reference into the 2016 prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the 2016 prospectus. Any representation to the contrary is a criminal offense.

Cowen and Company

March 16, 2017